

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Rufina Adams
Chief Financial Officer
Nebula Caravel Acquisition Corp.
Four Embarcadero Center, Suite 2100
San Francisco, CA 94111

> **Re: Nebula Caravel Acquisition Corp.**
> **Amended Registration Statement on Form S-4**
> **Filed May 20, 2021**
> **File No. 333-253110**

Dear Ms. Adams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2021 letter.

Amended Registration Statement on Form S-4

Background of the Proposed Business Combination, page 114

1.   Refer to prior comment 4. We note your revised disclosure in the final paragraph on page 117 and reissue the comment. Please provide additional detail about what in particular Caravel considered for each of the topics discussed on December 30, 2020. As noted in the prior comment, the list of topics does not provide insight into how the discussions affected your evaluation of this target. As one example, it is unclear what was discussed with respect to lifetime value to paid customer acquisition cost ratios and whether the information was viewed as positive or negative in your decision process.

Recommendation of the Caravel Board, page 124

2. In response to prior comment 7, it appears you have added disclosure stating that you considered Rover's financial statements for the years ended December 31, 2019, and December 31, 2018. Please provide disclosure to more fully explain how the financial performance of Rover and anticipated trading scenarios were considered by the Caravel board.

Certain U.S. Federal Income Tax Consequences, page 154

3. We note the tax opinion filed as Exhibit 8 is a short-form tax opinion, however your disclosure in the prospectus does not clearly opine on the material tax consequences to investors, particularly whether the merger will qualify as a tax-free reorganization under Section 368(a) and whether the redemption qualifies as a sale under Section 302. Please revise your disclosure in this section to clearly identify and articulate the opinions being rendered as to the material federal tax consequences. A description of the law is not sufficient. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please also remove language stating that this section is a "discussion" or that results will occur "assuming" certain tax consequences.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cost of Revenue, page F-15

4. We have reviewed your response to prior comment 9 and related changes to your consolidated statements of operations and footnotes. Please address each of the following:

    - In your response you state that costs that directly contribute to the generation of revenues and fulfillment of performance obligations have been classified as cost of revenue. Please clarify whether or not indirect costs of revenue have also been classified within cost of revenue.
    - It appears based on your description of service operations costs that these are a type of cost of revenue. Please revise accordingly to comply with Rule 5-03 of Regulation S-X.
    - Based on your response, it appears that the costs classified in your Technology line item relate to either research and development or general and administrative activities. Please tell us the amount of costs classified in this line item that relates to research and development expenses and the amount that relates to general and administrative expenses.
    - Please disclose your total research and development costs. Refer to ASC 730-10-50-1.

- Please explain why the amortization of your intangible assets has been classified within your depreciation and amortization line item rather than cost of revenue. We note that, depending on the period, intangible assets that you amortized included pet parent relationships, technologies, pet service provider relationships, and trade names.

      You may contact Stephen Kim at (202) 551-3291 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Atif Azher